Exhibit 2.2

ADDENDUM

THIS ADDENDUM is made and entered into as of the 29th day of April 2022, by and between TRI-STATE PAVING & SEALCOATING, LLC, a West Virginia limited liability company, hereinafter called the "Company" and TRI-STATE PAVING ACQUISITION COMPANY, a West Virginia corporation, hereinafter called the "Buyer" and ENERGY SERVICES OF AMERICA CORPORATION, hereinafter called “Parent” (collectively “Parties”);

W I T N E S S E T H :

WHEREAS, on or about April 6, 2022, the Parties entered into an Asset Purchase Agreement (“APA”);

WHEREAS, the Parties inadvertently failed to address the 2022 Putnam County, West Virginia personal property taxes;

WHEREAS, the Parties have been advised that the health insurance provider cannot transfer Company employees (“Employees”) to the Buyer’s plan until July 1, 2022; and

WHEREAS, the health insurance provider has advised that it can provide coverage to the Employees through June 30, 2022;

NOW, THEREFORE, for and in consideration of the mutual covenants set forth herein and the APA, the Parties agree as follows:

1.            The Parties agree that Company will pay the 2022 Putnam County personal property taxes (“PPT”) when due. Buyer shall reimburse Company an amount equal to its proportional share of the PPT for the period from the Date of Closing to July 1, 2022. This payment shall be due within thirty (30) days of receipt of an invoice by Buyer.

2.            Buyer shall reimburse Company its costs for paying health insurance premiums for the Employees from the Date of Closing until the date Employees are enrolled in Buyer’s plan. Buyer shall reimburse Seller within five (5) days of receipt of invoice from Company.

3.            Invoices shall be emailed to Charles Crimmel at ccrimmel@esa-c.com.

4.            Updated and final exhibits are attached hereto collectively as Exhibit A

5.            Within 30 days after Closing, Parent shall reimburse Seller the sum of $5,375.67 representing Seller’s deposit on the Tennessee Lease. Once reimbursed, the Deposit shall be deemed assigned to Parent.

6.            Company shall and hereby does waive any landlord lien it may have as to any property of Buyer or Parent located on property leased by Company to Buyer or Parent.

7.            The first sentence of Paragraph 3.B3 of the Asset Purchase Agreement be amended to read as follows:

“Common Stock of Parent with a Market Value of One Million Dollars (($1,000,000) calculated as set forth below will be issued to Company at Closing or as soon thereafter as practicable.”

All additional references to the Common Stock of Parent being issued to a Member or Member shall be deemed to read as the Common Stock of Parent being issued to Company.

8.            All other terms and conditions of the APA shall remain in full force and effect.

THE REMAINDER OF THIS PAGE IS BLANK

IN WITNESS WHEREOF, the Parties have executed this Agreement, as of the 29th day of April 2022.

TRI-STATE PAVING & SEALCOATING, LLC
a West Virginia limited liability company

By	/s/ David E. Corns
Its: Member

By	/s/ Un Kyung Corns
Its: Member

THE REMAINDER OF THIS PAGE IS BLANK

TRI-STATE PAVING ACQUISITION COMPANY,
a West Virginia corporation

By	/s/ Charles Crimmel
Its: Secretary

ENERGY SERVICES OF AMERICA CORPORATION,
a Delaware corporation

By	/s/ Douglas Reynolds
Its: President